MASTERWORKS

Mobile only: Banksy ($862,000 | 26.7%)



APP STORE EXCLUSIVE
Invest in our latest Banksy!
Download on the App Store
Banksy
Investment overview
Rat & Heart (2014)
26.7%
$862,000
INVEST
Jean-Michel Basquiat
Keith Haring
Kaws

Download our mobile app (iOS only) to invest in our by Banksy. Price appreciation for similar works to the Painting: 26.7% from selected sales occurring from November 18, 2003 to June 18, 2021.

DOWNLOAD IN APP STORE

The set of similar sales comprise paintings by Banksy with the following criteria: unique works on canvas or board that measure 8 inches by 8 inches to 25 inches by 25 inches that depict single rats or monkeys and excluding hand-painted, modified or vandalized oil paintings. Where the buyer's premium was unavailable due to incomplete data, the following auction houses' buyer's premium rates were applied, and include the following sales: 10% inclusive applied to "Keep it Real" (2002), which sold on November 18, 2003. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 26.7% CAGR implied from selected sales occurring from November 18, 2003 to June 18, 2021.

Masterworks is "testing the waters" under Regulation A under the Securities Act of 1933. Masterworks will only be able to make sales after an offering statement has been filed with the Securities and Exchange Commission (SEC) and the SEC has "qualified" the offering statement. no money or other consideration is being solicited, and if sent in

Masterworks.io, LLC is located at 225 Liberty St, 29th Floor, New York, NY 10281